United States securities and exchange commission logo





                           December 29, 2022

       Lindsey Wilson
       Manager & Chief Operating Officer
       Phoenix Capital Group Holdings, LLC
       4643 South Ulster Street, Suite 1510
       Denver, CO 80237

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed December 23,
2022
                                                            File No. 024-11723

       Dear Lindsey Wilson :

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation